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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-44451


                                   SUPPLEMENT
                                       TO
                             JOINT PROXY STATEMENT
                                       OF

                                 ALRENCO, INC.

                                      AND

                                   RTO, INC.

                             ---------------------

                                   PROSPECTUS
                                       OF
                                 ALRENCO, INC.

     This Supplement (this "Supplement") to the Joint Proxy Statement/Prospectus relates to the proposed merger and certain related transactions contemplated by the Agreement and Plan of Merger, dated as of September 28, 1997, as amended (the "Merger Agreement"), by and between Alrenco, Inc., an Indiana corporation ("Alrenco") and RTO, Inc., a Delaware corporation ("RTO"). The Joint Proxy Statement/Prospectus was originally mailed to shareholders of Alrenco (the "Alrenco Shareholders") and stockholders of RTO (the "RTO Stockholders") on or about January 21, 1998. Subsequent to such mailing, management of both Alrenco and RTO have developed additional information relating to the results of operations of Alrenco and RTO for the fiscal quarter ended December 31, 1997. The purpose of this Supplement is to inform you of such developments. See "Recent Developments."

     This Supplement also constitutes a supplement to the Prospectus of Alrenco filed as part of the Registration Statement on Form S-4 under the Securities Act of 1933, as amended, with respect to up to 12,280,316 shares of common stock, no par value, of Alrenco, to be issued to RTO Stockholders pursuant to the terms of the Merger Agreement. To the extent information in this Supplement differs from or conflicts with information contained in the Joint Proxy Statement/Prospectus, then this Supplement shall supersede and replace the Joint Proxy Statement/Prospectus. To the extent certain capitalized terms are used herein and not otherwise defined herein, such terms shall have the meanings ascribed thereto in the Joint Proxy Statement/Prospectus. All information contained herein with respect to Alrenco has been furnished by Alrenco and all information contained herein with respect to RTO has been furnished by RTO.

     SEE "RISK FACTORS" BEGINNING ON PAGE 19 OF THE JOINT PROXY
STATEMENT/PROSPECTUS FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING AN INVESTMENT IN THE SHARES OF ALRENCO COMMON STOCK OFFERED THEREBY AND HEREBY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Supplement is February 11, 1998. This Supplement is first being mailed to the Alrenco Shareholders and the RTO Stockholders on or about February 12, 1998.
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                              RECENT DEVELOPMENTS

ALRENCO

     On February 6, 1998, Alrenco reported financial results for the fourth quarter and year ended December 31, 1997. Revenue for the year ended December 31, 1997 increased 61% to $102.6 million from $63.9 million in 1996. Operating profit was $7.0 million compared with $6.7 million for the year earlier period. Net earnings for the year decreased 2% to $3.6 million from $3.7 million for the prior year. Earnings per diluted share were $0.59 for 1997 compared with $0.76 for 1996.

     For the fourth quarter, revenue increased 34% to $26.4 million from $19.7 million for the fourth quarter of 1996. Operating profit was $218,000 compared with an operating profit of $1.4 million for the year earlier period. Net loss for the quarter was ($540,000), or ($0.09) per diluted share, compared with net earnings of $914,000, or $0.15 per diluted share, for the prior year period.

     Operating results for the fourth quarter were adversely affected by several factors, including (i) a decline in number of units on rent and collection rates, (ii) settlement costs incurred in connection with a federal income tax audit, (iii) write-offs or unsaleable rental merchandise, and (iv) establishment of additional reserves for self-insurance and rental merchandise. The following discussion provides additional information and analysis regarding Alrenco's operations and financial results for the fourth quarter of 1997.

     Revenue. Revenue for the quarter was adversely affected by several factors, including (i) the midyear decline in units on rent of over 6,000 units,
(ii) a decline in average collection percentage of approximately 4% following the announcement of the merger with RTO, (iii) lower gross profits due to an aggressive discounting program and (iv) the failure to recover the 6,000 units forecast for the fourth quarter. The effect on net income from these items was approximately $760,000 for the quarter and approximately $2.1 million for the year. Earnings per diluted share for the quarter and year were negatively impacted by $0.13 and $0.35, respectively.

     Partial Settlement of Income Tax Audit. In December 1997, Alrenco reached a partial settlement with the Internal Revenue Service on an income tax audit for the years 1992 through 1995. The settlement resulted in the payment of $167,200 in additional income taxes and $50,300 in interest. Those one-time expenses resulted in an earnings per share decline for the quarter and total year of $0.03. Management of Alrenco is in the process of appealing the remaining unresolved issues.

     Changes in Estimates. Alrenco merged a number of stores to effect a more efficient and profitable environment for the markets in which those stores are situated. The resulting lease abandonment and write-off of prepaid rents amounted to a loss of $110,000 for the quarter and year of $0.01 per diluted share.

     Alrenco is largely self-insured and must therefor provide reserves for self-insurance losses. These reserves are periodically reviewed and adjusted based on loss experience. Adjustments in the fourth quarter impacted net income by approximately $60,000 or $0.01 per share.

     In November and December 1997, management of Alrenco began a process of critically reviewing the condition of rental merchandise held by Alrenco with a goal of establishing any needed reserves to reduce the carrying value to true market value. In doing so, it was determined that certain units of inventory and rental accounts had significantly reduced or no value. In December unsaleable rental merchandise of $160,000 was written off. Additionally, some functional units were sold at bargain prices, generating a gross loss of approximately $30,000. To ensure all remaining units are carried at a realizable level, additional provisions of $480,000 were created. The impact of these items was approximately $402,000 or $0.07 per diluted share.

     Miscellaneous Expenses. Alrenco incurred various unanticipated administrative and advertising expenses in the fourth quarter. The aggregate impact of these items on net earnings was approximately $355,000 or $0.06 per share.

RTO

     Based upon preliminary unaudited financial results, RTO expects to report a loss before income tax of approximately $8.5 million to $9.5 million during the quarter ended December 31, 1997, as compared to a pre-tax loss for the third quarter of 1997 of approximately $2.0 million. This loss is primarily attributable to

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(i) losses incurred at stores opened during 1997, (ii) costs incurred with respect to the Merger, (iii) higher advertising expenses and other costs associated with changing the name of 165 of RTO's existing stores to "Home Choice," (iv) higher store level expenses and (v) higher corporate expenses due both to the Merger and to RTO's substantial growth since its inception.

     New store openings. During the fourth quarter of 1997, RTO opened 18 new stores, as compared to a total of 16 new stores opened during the first three quarters of 1997. RTO expects an operating loss of approximately $1.5 million from these 34 stores during the quarter ended December 31, 1997 compared to a loss of approximately $800,000 during the quarter ended September 30, 1997. For the year, RTO expects these stores to report an operating loss of approximately $3.0 million. RTO also expects these stores to continue to incur losses in the near term.

     Merger related expenses. During the quarter ended December 31, 1997, RTO incurred costs related to the Merger, including legal and accounting expenses, of approximately $1.5 million. RTO expects to incur additional merger related expenses in the first quarter of 1998.

     Expenses associated with name change and other promotional activities. During the quarter ended December 31, 1997, RTO incurred advertising expenses of approximately $1.4 million in excess of normally recurring levels for advertising and other marketing costs related to changing the name of RTO's 267 stores and, upon completion of the Merger, Alrenco's stores to "Home Choice", as well as a new marketing campaign directed at promoting the "Home Choice" name. RTO incurred additional expenses relating to the name change of approximately $800,000 for items such as expensing the net carrying value of replaced old signs and branded supplies at 165 of RTO's 267 stores, as well as expensing new vehicle decals for 600 of RTO's 750 vehicles consistent with prior accounting policies. RTO's accounting policy with respect to advertising costs is to expense these costs when incurred. RTO began its advertising campaign in 1997 and plans to continue the campaign, and expects to incur additional costs, throughout 1998. Advertising and other promotional expenses, other than those associated with the name change, increased by approximately $350,000 primarily as a result of the costs of RTO's "customer appreciation day" promotion in December.

     Other direct store expenses. During the fourth quarter of 1997, store level staffing increased (i) in anticipation of the Merger, (ii) in order to effectively manage the growth that RTO has experienced since its inception in June 1996 and (iii) in response to seasonal business trends. For these reasons and due to the inclusion of a full quarter of expenses of Amigo's stores in the fourth quarter, store level salaries and related expenses (excluding employee insurance and new store expenses) increased approximately $450,000 during the fourth quarter as compared to the third quarter of 1997. In addition, other direct store expenses, excluding expenses for new stores and advertising, increased approximately $700,000 due to (i) the inclusion in the fourth quarter of a full quarter of expenses of the Amigo group of stores which were acquired in July 1997, (ii) higher insurance expense resulting from increases in store, vehicle and employee counts and the temporary extension of the Company's property, casualty and workers compensation coverages at higher than normal rates while permanent coverages with a new carrier were being purchased and
(iii) increases in product cost resulting primarily from lower margins on a comparable level of cash sales to the third quarter and higher fee revenue related expenses that increased proportionately to the related fee revenue.

     While increased staffing of the combined company will continue to be necessary, management of RTO cannot estimate to what extent such additional personnel will result in duplication of functions in the combined company. To the extent functions may be duplicative, salary expenses may be reduced in the future.

     Corporate expenses. Salaries and related expenses have increased at the corporate level by approximately $930,000 due primarily to recruiting and relocating certain key employees, including RTO's chief operating officer, vice-president of marketing and corporate controller, increasing support staff, severance costs relating to the termination of certain employees and year-end support staff bonuses. Interest expense will be approximately $250,000 higher compared to the quarter ended September 30, 1997, because of a higher balance outstanding under RTO's credit facilities.

     RTO does not believe that the expected loss for the quarter ended December 31, 1997 reflects any material adverse change in its business. Units on rent increased by 20,808, or 10%, during the fourth quarter as compared to units on rent at September 30, 1997. RTO believes that the fourth quarter loss is primarily attributable to higher costs associated with the growth of its business through new store openings and

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acquisitions of stores and expenses incurred to manage new stores opened during
1997 and stores acquired during 1997 as well as higher expenses incurred in anticipation of managing Alrenco's 165 stores and in connection with the Merger.

     RTO expects to open 50 new stores during 1998, including 8 or 9 stores during the first quarter of 1998, and expects to continue to acquire existing stores during 1998. New stores opened during 1998 are expected to operate at a loss for a period of 6 to 9 months after opening. Acquired stores may also be unprofitable when acquired or may become unprofitable during the period of acquisition due to disruptions in their business operations caused by the acquisition. Some stores acquired as part of an acquisition of a larger group of stores may be closed because they are unprofitable. The operating results of new and acquired stores may also suffer because of disruptions associated with integrating their operations into the existing operations of RTO.

     Because of these factors, the growth of RTO's business through new store openings and acquisitions of existing stores is likely to affect RTO's results of operations and financial condition. Such factors may also cause quarterly results to vary from quarter to quarter and may cause the market price of the common stock of the combined company to fluctuate substantially.

                          ADJOURNMENT OF THE MEETINGS

ALRENCO

     In order to provide the Alrenco Shareholders with sufficient time to consider the information contained in this Supplement, the Alrenco Board has decided to adjourn the Alrenco Special Meeting to a new date and time. The adjourned Alrenco Special Meeting will resume on February 26, 1998, at 10:00 a.m., local time, at the offices of King & Spalding, 50th Floor, 191 Peachtree Street, Atlanta, Georgia 30303. At the Alrenco Special Meeting, the Alrenco Shareholders will be asked to consider and vote upon a proposal to approve the Merger Agreement, including the Stock issuance and the Articles Amendment. Consummation of the Merger is conditioned upon approval by the Alrenco Shareholders of the Merger Agreement, including the Stock Issuance and the Articles Amendment.

     A form of proxy for the Alrenco Special Meeting was enclosed with the copies of the Joint Proxy Statement/Prospectus that were sent to Alrenco Shareholders. All shares of Alrenco Common Stock held of record as of the Alrenco Record Date represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR the proposal to approve the Merger Agreement, including the Stock Issuance and the Articles Amendment and, in the discretion of the proxy holder, as to any other matter which may properly come before the Alrenco Special Meeting. An additional proxy card has been enclosed with this Supplement. If you have not yet returned your proxy or you wish to change your prior vote, you should complete, sign and date the enclosed proxy card and return it in the enclosed postage-prepaid envelope. If you have already returned your proxy card, your prior vote on the Merger will still be counted, unless you revoke your prior vote or send in a new proxy card.

     The Alrenco Board is not aware of any other matters which may be presented for action at the Alrenco Special Meeting, but if other matters do properly come before the Alrenco Special Meeting, it is intended that shares represented by proxies in the form accompanying the Joint Proxy Statement/Prospectus will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving written notice to the Alrenco Secretary or by submitting a proxy having a later date or by such person appearing at the Alrenco Special Meeting and electing to vote in person.

     THE ALRENCO BOARD HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE ALRENCO SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT, INCLUDING THE STOCK ISSUANCE AND THE ARTICLES AMENDMENT.

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RTO

     In order to provide the RTO Stockholders with sufficient time to consider the information contained in this Supplement, the RTO Board has decided to adjourn the RTO Special Meeting to a new date and time. The adjourned RTO Special Meeting will resume on February 26, 1998, at 10:00 a.m., local time, at the offices of King & Spalding, 50th Floor, 191 Peachtree Street, Atlanta, Georgia 30303. At the RTO Special Meeting, the RTO Stockholders will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement. Consummation of the Merger is conditioned upon approval and adoption by the RTO Stockholders of the Merger Agreement.

     A form of proxy for the RTO Special Meeting was enclosed with the copies of the Joint Proxy Statement/Prospectus that were sent to RTO Stockholders. All shares of RTO Common Stock held of record as of the RTO Record Date represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR the proposal to approve and adopt the Merger Agreement and, in the discretion of the proxy holder, as to any other matter which may properly come before the RTO Special Meeting. An additional proxy card has been enclosed with this Supplement. If you have not yet returned your proxy or you wish to change your prior vote, you should complete, sign and date the enclosed proxy card and return it in the enclosed postage-prepaid envelope. If you have already returned your proxy card, your prior vote on the Merger will still be counted, unless you revoke your prior vote or send in a new proxy card.

     The RTO Board is not aware of any other matters which may be presented for action at the RTO Special Meeting, but if other matters do properly come before the RTO Special Meeting, it is intended that shares represented by proxies in the form accompanying the Joint Proxy Statement/Prospectus will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving written notice to the RTO Secretary or by submitting a proxy having a later date or by such person appearing at the RTO Special Meeting and electing to vote in person.

     THE RTO BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT THE RTO STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

                           FORWARD LOOKING STATEMENTS

     Certain matters discussed in this Supplement constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, growth strategies, business prospects, industry trends and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements in certain circumstances. Forward-looking statements include the information concerning possible or assumed future results of operations of the combined company after the Merger and other statements in this Supplement identified by words such as "anticipate," "estimate," "expect" and "believe."

     Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the combined company following the Merger to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors may affect the combined company's operations, markets, products, services and prices. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the combined company's actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following: general economic and business conditions; changes in the competitive environment within the rental-purchase industry; the ability of Alrenco and RTO to integrate their respective operations following the Merger; the ability to integrate and manage future acquired businesses; the rate of acquisitions and new store openings; the ability to open new rental-purchase stores on a profitable basis; the ability of Alrenco and RTO to implement and to obtain anticipated cost savings related to the Merger and realize anticipated cost savings; the actual costs required to effect the Merger and to realize Merger synergies and cost savings; and changes in business strategy or development plans.
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